Exhibit 99.1

INTER & CO, INC.

CNPJ/ME nº 42.737.954/0001-21

CVM Registry 8021-7

(Foreign Private Issuer registered in Category “A” of CVM)

NOTICE REGARDING RELATED-PARTY TRANSACTION

INTER & CO, INC. (Nasdaq: INTR e B3: INBR32) (“Inter&Co”), indirect controlling shareholder of Banco Inter S.A. (“Inter”) and Inter Holding Financeira S.A. (“HoldFin”), pursuant to article 33, XXXII and Exhibit F of the Brazilian Securities Exchange Comssion (“CVM”) Resolution 80 of March 29, 2022, announces the execution of the following transaction with a related-party:

Parties	Issuer and debtor: HoldFin Purchaser: Inter Seller: Banco ABC Brasil S.A. (“Banco ABC”)
Relation between the Related Parties	HoldFin is Inter’s sole shareholder. Additionally, some of Inter’s executive officers are also HoldFin’s executive officers.
Transaction’s purpose

Acquisition by Inter of debentures issued by HoldFin and held by Banco ABC. As a result of the transaction, Inter became HoldFin's creditor for the amount of R$59,937,233.77, subject to the interest rate set forth in the indenture of the 1st issuance of HoldFin debentures, which were subject to a public distribution, with restricted efforts ("Indenture”).

Transaction’s terms and conditions	The debentures were acquired for their current updated value, i.e. for the same amount that would be due to their holder (Banco ABC) if the debentures had been redeemed by HoldFin: R$59,937,233.77. The debentures will continue to accrue the compensatory interest originally established in the Indenture, corresponding to the accumulated variation of 100% of the daily average rates of the one-day DI, "over extra-group", expressed as a percentage to the base year of 252 business days, calculated and published daily by B3 S.A. – Brasil, Bolsa, Balcão, plus a spread (surcharge) of 1.95% to the base year of 252 business days, calculated exponentially and cumulative, pro rata temporis.

Information on wheter, when, how and in what extent the counterparty, its shareholders or managers took part in the process of: (a) approving the transaction, describing their role; and (b) negotiation of the transaction, describing their role.

The acquisition of the debentures was unanimously approved by the Board of Directors of Inter, in a meeting held on October 14, 2022. The members of the Board of Directors of Inter are also members of the Board of Directors of Inter&Co, Inc. (“Inter&Co”), indirect controlling shareholder of Inter and HoldFin. The decision regarding the transaction was taken considering the best structure for the Inter&Co group as a whole and, consequently, for the shareholding base that Inter&Co currently holds.

Detailed reasoning on why management considers that the transaction was entered into in arm’s length conditions or provides for proper compensation.	The debentures acquired by Inter will continue to accrue compensatory interest owed by HoldFin in accordance with the conditions originally established in the Indenture, which were negotiated, under market conditions, with the original subscribers of the debentures, namely: Banco ABC, Banco Bradesco S.A., Banco BTG Pactual S.A. and Itaú Unibanco S.A.

Belo Horizonte, October 24, 2022.

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer